Filed Pursuant to Rule 433
Registration No. 333-130569

FINAL TERM SHEET

Dated August 17, 2007

WAL-MART STORES, INC.

$500,000,000 5.800% Notes Due 2018

$2,250,000,000 6.500% Notes Due 2037

Name of Issuer:	Wal-Mart Stores, Inc.

Title of Securities:	5.800% Notes Due 2018 (“2018 Notes”)
6.500% Notes Due 2037 (“2037 Notes”)

Aggregate Principal Amount:	$500,000,000 (2018 Notes)
$2,250,000,000 (2037 Notes)

Issue Price (Price to Public):	99.823% of principal amount (2018 Notes)
99.924% of principal amount (2037 Notes)

Maturity:	February 15, 2018 (2018 Notes)
August 15, 2037 (2037 Notes)

Coupon (Interest Rate):	5.800% (2018 Notes)
6.500% (2037 Notes)

Benchmark Treasury:	U.S. Treasury 4.750% due August 15, 2017 (2018 Notes)
U.S. Treasury 4.750% due February 15, 2037 (2037 Notes)

Spread to Benchmark Treasury:	115 basis points (1.15%) (2018 Notes)
150 basis points (1.50%) (2037 Notes)

Benchmark Treasury Price and Yield:	100-19+; 4.673% (2018 Notes)
96-02+; 5.006% (2037 Notes)

Yield to Maturity:	5.823% (2018 Notes)
6.506% (2037 Notes)

Interest Payment Dates:	February 15 and August 15 of each year, beginning on February 15, 2008

Interest Payment Record Dates:	February 1 and August 1 of each year

Redemption Provisions:	No mandatory redemption provisions.

Wal-Mart may, at its option, redeem the Notes upon the occurrence of certain events relating to U.S. taxation.

Sinking Fund Provisions:	None

Legal Format:	SEC Registered

Net Proceeds to Wal-Mart (after underwriting discounts and commissions and before offering expenses):	$496,865,000 (2018 Notes)
$2,228,602,500 (2037 Notes)

Settlement Date:	T + 5; August 24, 2007

Booking-Running Managers:	Banc of America Securities LLC
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Goldman, Sachs & Co.

Selling Restrictions:	European Economic Area, United Kingdom, Hong Kong, Japan, Singapore

CUSIP:	931142 CJ0 (2018 Notes)
931142 CK7 (2037 Notes)

ISIN:	US931142CJ02 (2018 Notes)
US931142CK74 (2037 Notes)

Ratings: Ratings for Wal-Mart’s long-term debt securities: S&P, AA; Moody’s, Aa2; Fitch, AA; and Dominion, AA. Wal-Mart has applied for specific ratings for the Notes and expects that the ratings for the Notes will be the same as for Wal-Mart’s other long-term debt securities.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The offer and sale of the Notes to which this final term sheet relates have been registered by Wal-Mart Stores, Inc. by means of a registration statement on Form S-3 (SEC File No. 333-130569).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering in the United States to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering in the United States. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-877-858-5407, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 or Goldman, Sachs & Co. toll-free at 1-866-471-2526.